                                                                    Exhibit 99.1



                                 [SUNTECH LOGO]


Suntech Reports First Quarter 2006 Financial Results

- FIRST QUARTER NET REVENUE EXCEEDS GUIDANCE, UP 133.5% YEAR-OVER-YEAR TO $89.9 MILLION

- NET INCOME ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES UP 97.7% TO $19.3 MILLION FROM FOURTH QUARTER 2005

- GROSS MARGIN INCREASES SEQUENTIALLY TO 30.1% DRIVEN BY HIGHER PV MODULE PRICES AND CONVERSION EFFICIENCY IMPROVEMENTS

-        PRODUCTION CAPACITY REACHES 180MW

WUXI, CHINA, MAY 18, 2006 -- Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world's leading manufacturers of photovoltaic (PV) cells, today announced first quarter 2006 total net revenues of $89.9 million and net income attributable to holders of ordinary shares of $19.3 million, or $0.12 per diluted American Depository Share (ADS).

"During the quarter we continued to improve our solar cell conversion efficiency rates while shifting more production to use thinner 210 micron wafers. This helped us to improve profitability even while silicon wafer prices continued to rise," said Dr. Zhengrong Shi, Suntech's chairman and CEO. "We intend to continue to achieve profitable growth by lowering cost per watt through our R&D efforts, increasing production capacity and expanding our markets as more and more governments worldwide launch initiatives promoting the use of solar energy."

I.       FIRST QUARTER 2006 RESULTS

TOTAL NET REVENUES FOR THE FIRST QUARTER OF 2006 were $89.9 million, an increase of 1.0% sequentially and 133.5% year-over-year. The modest sequential growth rate reflected seasonality in production as there was approximately one fewer working week during the first quarter compared to other quarters due to the Chinese New Year holidays.

BREAKDOWN OF FIRST QUARTER 2006 NET REVENUES

                                   Q1 2006          % of Q1 2006      Growth vs. Q1     Growth vs. Q4
                                                    Net Revenues          2005               2005
                                 ----------         ------------      -------------     -------------
PV Cells                         $40.6 million          45.1%             +688%              +28%
PV Modules                       $49.3 million          54.9%              +48%              (13%)
PV System Integration            $0.03 million            --              +128%              (95%)
Total                            $89.9 million         100.0%             +134%               +1%

During the first quarter of 2006, Suntech shipped total output of 26.8MW and increased its ANNUALIZED CAPACITY from 150MW to 180MW. AVERAGE SALES PRICES OF PV CELLS AND PV MODULES were $3.05 and $3.65 per watt, respectively, compared to $3.12 and $3.49 per watt, respectively, in the fourth quarter of 2005, and $2.63 and $3.29 per watt, respectively, in the first quarter of 2005.

GROSS PROFIT for the first quarter of 2006 was $27.1 million, representing an increase of 14.7% over the fourth quarter of 2005 and 102.6% over the first quarter of 2005. GROSS MARGIN for the first quarter of 2006 was 30.1% compared to 26.5% in the fourth quarter of 2005 and 34.7% in the first quarter of 2005. Sequentially, gross margins increased due to a rise in the price of PV modules and improved conversion efficiencies. The year-over-year gross margin decrease was primarily due to increases in the cost of raw materials as well as share-based compensation.

OPERATING EXPENSES in the first quarter of 2006 were $7.0 million compared to $11.0 million in the fourth quarter of 2005 and $2.0 million in the first quarter of 2005. The sequential decrease in operating expenses were primarily due to a decline in share-based compensation to $2.3 million in the first quarter of 2006 from $5.8 million in the fourth quarter of 2005, as well as fourth quarter operating expenses including certain internal expenses associated with Suntech's restructuring and December 2005 initial public offering. The year-over-year increase in operating expenses reflected growth in the business needed to support the Company's revenue growth as well as share-based compensation expenses.

INCOME FROM OPERATIONS for the first quarter of 2006 was $20.1 million, representing a sequential increase of 59.9% and a year-over-year increase of 76.9%. OPERATING MARGIN was 22.3% compared to 14.1% in the fourth quarter of 2005 and 29.5% in the first quarter of 2005.

NET INCOME ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES for the first quarter of 2006 was $19.3 million, representing a 97.7% sequential increase and a 93.3% increase year-over-year. BASIC AND DILUTED NET INCOME ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES PER ADS for the first quarter of 2006 were $0.13 and $0.12, respectively, compared with $0.10 and $0.08 in the fourth quarter of 2005, respectively. First quarter 2005 basic and diluted net income per ADS were both $0.11.

NET INCOME ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES EXCLUDING SHARE-BASED COMPENSATION EXPENSES (non-GAAP) for the first quarter of 2006 was $22.1 million, an increase of 31.4% from the fourth quarter of 2005, and a 121.6% increase year-over-year. BASIC AND DILUTED NET INCOME ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES PER ADS EXCLUDING SHARE-BASED COMPENSATION EXPENSES (non-GAAP) for the first quarter of 2006 were $0.15 and $0.14, respectively. First quarter 2005 basic and diluted net income per ADS excluding share-based compensation expenses (non-GAAP) were both $0.11. (Please refer below to the reconciliation of GAAP net income and basic and diluted net income per ADS to non-GAAP net income and basic and diluted net income per ADS and a detailed discussion of management's use of non-GAAP information.)

As of March 31, 2006, Suntech had CASH AND CASH EQUIVALENTS of $345.1 million. NET OPERATING CASH OUTFLOW for the first quarter was $31 million primarily as Suntech made advance payments to suppliers to secure silicon wafers. The operating cash outflow in the first quarter of 2006 was also due to the increase in inventory balance from $40.4 million as of December 31, 2005 to $61.8 million as of March 31, 2006, as Suntech accumulated raw materials for further production expansion. In the first quarter of 2006, depreciation was $1.4 million and capital expenditures were $12.2 million.

BUSINESS HIGHLIGHTS

- In the first quarter of 2006, Suntech's multicrystalline silicon PV cell conversion efficiency rate, using solar grade raw material, increased to 15.4% from 15.2%, and the Company maintained its monocrystalline silicon PV cell conversion efficiency rate at 17.0%. Suntech continued to expand its pilot production using 18.0% conversion efficiency technology with solar grade silicon and is on-track to reach 20.0% conversion efficiency by 2008.

- On May 1, 2006, Suntech announced that it had received Underwriters Laboratories (UL) certification, which would expand its ability to sell products into the United States, one of the world's largest solar markets.

- Also on May 1, 2006, Suntech broke ground for its additional manufacturing site in Wuxi, China, which is planned to have more than 66,000 square meters of floor space. The Company anticipates that the new building will be ready for equipment installation in early 2007.

- Suntech's capacity expansion remains on schedule. The Company added an additional 30MW production line that began to ramp production in April 2006. The Company anticipates reaching 240MW annualized capacity by the end of the third quarter 2006.

- In the first quarter of 2006, Suntech won system integration contracts in China for a total of approximately 2.2MW.

ADDITIONAL SENIOR R&D STAFF

In the first quarter of 2006, Suntech continued to build its R&D capabilities, adding key members to its senior staff:

- Dr. Tihu Wang joined Suntech as vice general manager of R&D. Dr. Wang has 23 years of experience in leading and conducting advanced scientific research on high-efficiency solar cells, semiconductor crystal growth, material characterizations, and physical metallurgy. Prior to joining Suntech, Dr. Wang worked at the U.S. National Renewable Energy Laboratory where he acquired extensive expertise in the entire line of silicon photovoltaic technology, from silicon feedstock production, crystal growth and solar cell manufacturing, to thin-film silicon fabrication.

- Mr. Guangchun Zhang, was named Suntech's deputy research director of R&D. Mr. Zhang, who has been with Suntech since November 2005, specializes in research on high-efficiency solar cell design. He previously worked at the Centre for Photovoltaic Engineering and the School for Photovoltaic Engineering at the University of New South Wales in Australia.

OUTLOOK FOR SECOND QUARTER 2006

Suntech expects its total net revenues in the second quarter of 2006 to be in the range of $110 million to $117 million, representing year-over-year growth of 163% to 179%.

Suntech expects its total production output to be in the range of 31MW to 33MW in the second quarter of 2006. Suntech continues to expect its total production output to be between 130MW to 140MW for the full year 2006.

CONFERENCE CALL INFORMATION

Suntech's earnings announcement conference call will take place on May 18, 2006 at 8:00 a.m., Eastern Time, which corresponds to May 18, 2006 at 8:00 p.m., Beijing/Hong Kong time. To access the conference call, please dial +1-617-213-8898 (in the U.S.) or +852 3002 1672 (in Hong Kong) and ask to be
connected to the Suntech earnings call.

A live webcast of the conference call will be available on the investor relations section of Suntech's website at http://www.suntech-power.com.

A replay of the conference call will be available for two weeks on the investor relations section of Suntech's website or by dialing +1 617 801 6888 (passcode:
66462243).

ABOUT SUNTECH POWER HOLDINGS CO., LTD.

Suntech Power Holdings Co., Ltd. is a leading solar energy company in the world as measured by production output of solar cells in 2005. Suntech provides solar solutions for a green future. Suntech designs, develops, manufactures and markets a variety of high quality, cost effective and environmentally friendly PV cells and modules for electric power applications in the residential, commercial, industrial and public utility sectors. Suntech's customers are located in various markets worldwide, including Germany, Spain, China and the United States. For more information, please visit http://www.suntech-power.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Suntech's strategic and operational plans, contain forward-looking statements. Suntech may also make written forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Suntech's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: expectations regarding the worldwide demand for electricity and the market for solar energy; Suntech's beliefs regarding the effects of environmental regulation, the lack of infrastructure reliability and long-term fossil fuel supply constraints; the importance of environmentally friendly power generation; expectations regarding governmental support for the deployment of solar energy; expectations regarding the scaling of Suntech's manufacturing capacity; expectations with respect to Suntech's ability to secure raw materials in the future; future business development, results of operations and financial condition; and competition from other manufacturers of PV products and conventional energy suppliers. Further information regarding these and other risks is included in Suntech's registration statement on Form F-1, as amended, filed with the U.S. Securities and Exchange Commission. Suntech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT NON-GAAP FINANCIAL MEASURES

To supplement its consolidated financial results presented in accordance with GAAP, Suntech uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude only items related to share-based compensation. Management uses these non-GAAP measures internally to make an apples-to-apples comparison of the business and financial performances of first quarter 2006 versus first quarter 2005 for strategic decision making, forecasting future results and evaluating the Company's current performance. Many analysts covering Suntech use the non-GAAP measures as well. Management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Suntech's core business across different time periods. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data and may be different from non-GAAP measures used by other companies. Suntech computes its non-GAAP financial measures using the same consistent method from quarter to quarter. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth at the end of this release.

CONTACTS

FOR INVESTOR AND MEDIA INQUIRES, PLEASE CONTACT:

In China:
Cindy Shao
Suntech Power Holdings Ltd.
Tel: +86 510 8534 5000
Email: ir@suntech-power.com

Philip Lisio
Ogilvy Public Relations Worldwide
Tel: +86 10 8520 6550
Mobile: +86 1350 1166 560
Email: philip.lisio@ogilvy.com

In the United States:
Thomas Smith
Ogilvy Public Relations Worldwide
Tel: +1 212 880 5269
Email: thomas.smith@ogilvypr.com

                        SUNTECH POWER HOLDINGS CO., LTD.
                         CONSOLIDATED INCOME STATEMENTS
              (IN $'000, EXCEPT SHARE, PER SHARE, AND PER ADS DATA)

                                                                     2005           2005            2006
                                                                      Q1             Q4              Q1
                                                                 ----------------------------------------------
                                                                     (Note)         (Note)          (Note)

Net revenues                                                            38,497          88,989          89,886
Total cost of revenues                                                  25,144          65,407          62,834
                                                                 ----------------------------------------------

Gross profit                                                            13,353          23,582          27,052

Operating expenses
Selling expenses                                                           737             946           1,010
General and administrative expenses                                      1,098           8,008           4,904
Research and development expenses                                          179           2,084           1,078
                                                                 ----------------------------------------------

Income from operations                                                  11,339          12,544          20,060
Interest expenses                                                         (359)           (773)           (857)
Interest income                                                             56             174           1,471
Other income (expense)                                                     100            (105)            194
                                                                 ----------------------------------------------

Income before income taxes                                              11,136          11,840          20,868
Tax provision                                                           (1,132)         (1,500)         (1,589)
                                                                 ----------------------------------------------

Net income after taxes before minority interest
  and equity in earnings of affiliates                                  10,004          10,340          19,279
Minority interest                                                            -             (29)             16
Equity in (loss) earnings of affiliates                                    (12)            244              24
                                                                 ----------------------------------------------

Net income                                                               9,992          10,555          19,319
Deemed dividend on Series A redeemable convertible preferred
  shares                                                                     -             784               -
Net income attributable to holders of ordinary shares                    9,992           9,771          19,319
                                                                 ==============================================

Net income per share and per ADS:
  - Basic                                                                 0.11            0.10            0.13
  - Diluted                                                               0.11            0.08            0.12

Shares used in computation:
  - Basic                                                           90,000,000      98,123,263     147,487,707
  - Diluted                                                         90,000,000     132,872,799     156,220,705



Note: The quarterly summary statement of operations data are unaudited. The summary consolidated balance sheet data as of March 31, 2006 is derived from Suntech's unaudited consolidated financial statements. The summary consolidated balance sheet data as of December 31, 2005 is derived from Suntech's audited consolidated financial statements.

                        SUNTECH POWER HOLDINGS CO., LTD.
                           CONSOLIDATED BALANCE SHEETS
                                   (IN $'000)

                                                                                                      December 31,       March 31,
                                                                                                          2005              2006
                                                                                               ------------------------------------
                                                                                                          (Note)            (Note)
ASSETS
Current assets:
  Cash and cash equivalents                                                                                359,324        345,069
  Restricted cash                                                                                            7,997            592
  Inventories                                                                                               40,428         61,868
  Accounts receivable                                                                                        1,660          5,374
  Other receivable                                                                                           2,408          2,438
  Value-added tax recoverable                                                                                  339            992
  Advances to suppliers                                                                                     24,001         54,777
  Deferred tax assets                                                                                          322            325
                                                                                              ------------------------------------
Total current assets                                                                                       436,479        471,435

Property, plant and equipment, net                                                                          39,717         54,037
Intangible assets, net                                                                                       2,923          2,901
Goodwill                                                                                                       135            137
Investments in affiliates                                                                                    1,059          1,083
Non-current advances to suppliers                                                                                0          1,294
Deferred tax assets                                                                                          1,350          1,615
                                                                                              ------------------------------------

TOTAL ASSETS                                                                                               481,663        532,502
                                                                                              ====================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings, including current
   portion of long-term bank borrowings                                                                     52,193         73,293
  Accounts payable                                                                                           3,522          8,516
  Other payables                                                                                             4,770          3,464
  Payables in respect of purchase of property, plant and equipment                                             550          3,664
  Advances from customers                                                                                    3,059          2,403
  Accrued payroll and welfare                                                                                1,408          1,163
  Government grants                                                                                          4,106          4,134
  Amounts due to related parties                                                                               468            733
  Income tax payable                                                                                         1,898          2,203
                                                                                              ------------------------------------
Total current liabilities                                                                                   71,974         99,573

Long-term bank borrowings                                                                                    3,717          3,742
Accrued warranty costs                                                                                       2,619          3,068
                                                                                              ------------------------------------

Total liabilities                                                                                           78,310        106,383
                                                                                              ------------------------------------

Minority interest                                                                                            1,429          1,423

Shareholders' equity:
  Ordinary share of par value $0.01: authorized 465,332,947 shares;
  147,487,707 and 147,487,707 shares issued and outstanding as of
  December 31, 2005 and as of March 31, 2006, respectively                                                   1,475          1,475
  Additional paid-in capital                                                                               364,044        354,149
  Deferred compensation                                                                                    (12,716)             -
  Retained earnings                                                                                         47,603         66,922
  Accumulated other comprehensive income                                                                     1,518          2,150
                                                                                              ------------------------------------
Total shareholders' equity                                                                                 401,924        424,696

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                                 481,663        532,502
                                                                                              ====================================


RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (*) (IN $ MILLIONS, UNAUDITED)


                                                          Three months ended March 31, 2005
                                                  GAAP Result     Adjustment      Non-GAAP Results
Gross Profit                                         13.4              0                13.4
Gross Margin                                         34.7%                              34.7%

Income from Operations                               11.3              0                11.3
Income from Operations Margin                        29.5%                              29.5%

Net Income attributable to
holders of ordinary shares                           10.0              0                10.0
Net Income Margin                                    26.0%                              26.0%

Net Income per share and per ADS
-Basic                                               0.11                               0.11
-Diluted                                             0.11                               0.11



                                                        Three months ended December 31, 2005
                                                  GAAP Result     Adjustment      Non-GAAP Results
Gross Profit                                         23.6             1.2               24.8
Gross Margin                                         26.5%                              27.9%

Income from Operations                               12.5             7.1               19.6
Income from Operations Margin                        14.1%                              22.0%

Net Income attributable to
holders of ordinary shares                            9.8             7.1               16.8
Net Income Margin                                    11.0%                              18.9%

Net Income per share and per ADS
-Basic                                               0.10                               0.17
-Diluted                                             0.08                               0.13



                                                          Three months ended March 31, 2006
                                                  GAAP Result     Adjustment      Non-GAAP Results
Gross Profit                                         27.1             0.5               27.6
Gross Margin                                         30.1%                              30.7%

Income from Operations                               20.1             2.8               22.9
Income from Operations Margin                        22.3%                              25.5%

Net Income attributable to
holders of ordinary shares                           19.3             2.8               22.1
Net Income Margin                                    21.5%                              24.6%

Net Income per share and per ADS
-Basic                                               0.13                               0.15
-Diluted                                             0.12                               0.14

(*) The adjustment is only for share-based compensation.